Exhibit 99.4

ASX RELEASE | May 10, 2018 | ASX: PLL; Nasdaq: PLLL

PIEDMONT LITHIUM IDENTIFIES HIGH GRADE MINERALIZATION AT ITS RECENTLY-ACQUIRED SUNNYSIDE PROPERTY

•
The recently-acquired 255-acre property immediately south of the historic Hallman Beam Mine previously operated by FMC Corporation has been named the Sunnyside property and represents an integral part component of the Piedmont Lithium Project

•	The Sunnyside property hosts significant surface exposures of spodumene bearing pegmatite

•	High grade lithium mineralization identified in grab samples including;

o	3.47% Li2O

o	2.82% Li2O

o	2.10% Li2O

o	1.99% Li2O

•	Piedmont will commence drilling on the Sunnyside property in the coming weeks, immediately after completion of the infill drilling campaign currently finishing up on the core property

USA
Piedmont Lithium Project
N
150
279
274
Piedmont Lithium Project
Hallman-Beam Mine
Sunnyside Property
Area of interest
Piedmont Lithium project
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
Powerline
4 km

Piedmont Lithium Project Area Location

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce a new exploration target, the Sunnyside property, within the historic Carolina Tin Spodumene Belt (“TSB”) in North Carolina.  The Sunnyside property hosts a high grade spodumene showing located immediately south of the historic Hallman Beam Mine, which was operated for 43 years by FMC Corporation and is less than 5 miles from Piedmont’s core property.

N
Sunnyside Property
Historic Mica Mine
0.07
1.41
0.07
1.99
1.38
0.06
2.10
1.86
2.73
3.47
1.25
2.82
1.24
1.15
1.93
0.04
1.55
2.61
Water well with reported spodumene
Proposed drill holes
Grab samples with Li_2O (%)
Spodumene bearing pegmatite trends
Pegmatite
Textural and/or compositional banding
Property boundary
100 m

Sunnyside Property - Pegmatite Showings on Surface

Two large surface exposures of spodumene-bearing pegmatite have been identified by initial sampling and mapping and will be the main target of initial drilling on the Sunnyside property which will begin shortly as resource definition drilling is nearing completion at the core property.

Keith D. Phillips, President and Chief Executive Officer, said “We are excited about the prospectivity of our new property and the naming is intended to highlight the potential significance of the Sunnyside area to the broader Piedmont Lithium Project.  A successful drill campaign is nearing completion on the core property and a maiden Resource is expected by the end of June.  We will then turn our attention to Sunnyside, where we are hopeful that mine-life and/or throughput additions will have a materially positive impact on the economics of the integrated project.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Sunnyside Geology

The  Sunnyside  property  consists of  approximately 255 contiguous  acres  and  hosts  significant occurrences of spodumene bearing pegmatite. Initial interpretations recognize two bodies that generally trend to the west northwest which is subparallel to the trend of the historic Hallman Beam deposit.  Surface exposures of outcrop/sub crop/float range from 60 meters by 150 meters for the northern body and from 25 meters by 150 meters for the southern body. A barren pegmatite is mapped trending north northeast.

Select grab samples from the spodumene bearing pegmatite have yielded high grade values including 3.47%, 2,82%, 2.10% and 1.99% Li2O with further results in Appendix 1. The mineralization is hosted in fine to coarse grained pegmatite.  Coarse grained varieties commonly contain spodumene crystals greater than 10 cm in length.  Locally, textural and/or compositional banding is observed which consistently dips moderately to the south.

Approximately 280 meters southwest of the main occurrence, several float blocks were sampled and returned 2.61% Li2O.  Also, to the southwest, the property owner reported spodumene in cuttings from a drilled water well.  An historic mica mine occurs due west of the main occurrence, where mine dump material includes coarse grained pegmatite with muscovite sheets/books greater than 10 cm in diameter.

The Company is highly encouraged by these initial results and considers the Sunnyside exposures as a high priority drill target.  Initial drilling is scheduled for the upcoming weeks and is expected to consist of 4-6 diamond drill holes totalling 600-1000 meters.  Data will be collected from oriented drill core which will aid in the structure interpretation of the spodumene pegmatites.

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1990s.  The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.  It is a premier location to be developing an integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant (FMC, Top Right) and Kings Mountain
Lithium Processing Facility (Albemarle, Bottom Right)

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC Corporation (“FMC”). FMC and Albemarle Corporation (“Albemarle”) both historically mined the lithium bearing spodumene pegmatites within the TSB and developed and continue to operate the two world-class lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world. The Company is in a unique position to leverage its position as a first mover in restarting exploration in this historic lithium producing region with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

APPENDIX 1 - SUMMARY OF GRAB SAMPLES

Sample ID	UTM_E	UTM_N	Sample Type	Lithology	Li(ppm)	Li2O %
B00040460	470683	3908730	grab outcrop	spodumene pegmatite	8980	1.93
B00040461	470682	3908732	grab outcrop	pegmatite	163	0.04
B00040462	470689	3908741	grab outcrop	spodumene pegmatite	5780	1.24
B00040463	470621	3908779	grab outcrop	spodumene pegmatite	5815	1.25
B00040464	470592	3908786	float	spodumene pegmatite	12700	2.73
B00040465	470614	3908786	grab outcrop	spodumene pegmatite	16100	3.47
B00040466	470550	3908857	subcrop	spodumene pegmatite	6560	1.41
B00040467	470576	3908843	grab outcrop	pegmatite	326	0.07
B00040482	470626	3908762	subcrop	spodumene pegmatite	13100	2.82
B00040483	470608	3908748	subcrop	spodumene pegmatite	5360	1.15
B00040486	470710	3908724	float	spodumene pegmatite	7180	1.55
B00040487	470651	3908803	sub crop	spodumene pegmatite	8640	1.86
B00040488	470645	3908844	outcrop	spodumene pegmatite	9250	1.99
B00040489	470612	3908821	outcrop	spodumene pegmatite	9760	2.10
B00040490	470596	3908828	outcrop	spodumene pegmatite	6390	1.38
B00040491	470589	3908876	outcrop	pegmatite	317	0.07
B00040492	470573	3908817	sub crop	pegmatite	288	0.06
120910451	470326	3908687	float	spodumene pegmatite	12100	2.60

APPENDIX 2 - JORC TABLE 1 CHECKLIST OF ASSESSMENT AND REPORTING CRITERIA

Section 1 Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
> Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
> Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
> Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from surface sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
> Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).
Not applicable
Drill sample recovery
> Method of recording and assessing core and chip sample Not applicable recoveries and results assessed.
> Measures taken to maximise sample recovery and ensure representative nature of the samples.
> Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.
Not applicable
Logging
> Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
> Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
> The total length and percentage of the relevant intersections logged.
Not applicable
Sub-sampling techniques and sample preparation
> If core, whether cut or sawn and whether quarter, half or all core taken.
> If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
> For all sample types, the nature, quality and appropriateness of the sample preparation technique.
> Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
> Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
> Whether sample sizes are appropriate to the grain size of the material being sampled.

All samples reported are from surface sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

A CRM or coarse blank was included at the rate of one for every 20 samples (i.e. 5%).

Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>  The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
> For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
> Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All surface samples were shipped to the SGS laboratory in Lakefield, Ontario.

The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).

The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li.

The over-range method code for Li >5,000 ppm is GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.

Two of the samples are historic in nature - taken in 2009 along the powerline right of way.

Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).  One or more of the CRMs below was inserted in to the sample stream.

Criteria	JORC Code explanation	Commentary
		Details of CRMs used in the sampling program (all values ppm):
		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-01	Geostats	3132	129
		GTA-02	Geostats	1715	64
		GTA-03	Geostats	7782	175
		GTA-04	Geostats	9275	213
		GTA-06	Geostats	7843	126

Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub- sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected  randomly  by  the  laboratory.  Analytical  precision  was  also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.

Examination   of   the   QA/QC   sample   data   indicates   satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Verification of sampling and assaying
> The verification of significant intersections by either independent or alternative company personnel.
> The use of twinned holes.
> Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
> Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.

CSA has conducted site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Location of data points
> Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
> Specification of the grid system used.
> Quality and adequacy of topographic control.
		Sample locations were recorded in the field with a Trimble Juno hand held unit. Accuracy is generally < 3m. All coordinates were collected UTM Nad83 zone17 in which they are reported.
Data spacing and distribution
> Data spacing for reporting of Exploration Results.
> Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
> Whether sample compositing has been applied.
		Not applicable
Orientation of data in relation to geological structure
> Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
> If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
		Not applicable
Sample security	>The measures taken to ensure sample security.
The samples were shipped directly from the field by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit.  The laboratory confirmed the integrity of the rice bag seals upon receipt.

Audits or reviews	> The results of any audits or reviews of sampling techniques and data.	Not applicable

Section 2 Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>     Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>      The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allows the Company to purchase (or in some cases long-term lease) 1,199 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks are located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.	Lithium Corporation of America (FMC) and North Arrow Minerals
Geology	> Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent dike events extend from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).

Drill hole Information
>     A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>      easting and northing of the drill hole collar
>      elevation or RL (Reduced Level - elevation above sea level in metres) of the drill hole collar
>     dip and azimuth of the hole
>      down hole length and interception depth
>      hole length.
>      If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Not applicable
Data aggregation methods
>      In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>      Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>      The assumptions used for any reporting of metal equivalent values should be clearly stated.

All samples reported are from surface sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

Relationship between mineralisation widths and intercept lengths
>      These relationships are particularly important in the reporting of Exploration Results.
>      If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>      If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).
From past work, the majority of the pegmatites dip steep to moderately to the east. Detailed mapping indicates that northwest trending pegmatites and sill like bodies exists.
Diagrams
>      Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
See location map of grab samples in body of announcement.
Balanced reporting
>      Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
See Appendix 1.
Other substantive exploration data
>      Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples - size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

Host rock adjacent to pegmatites is elevated in lithium, however this mineralization does not appear to be spodumene, therefore these intervals were not included in the weighted composites.  The mineral responsible for enrichment is thought to be holmquisite.

Further work
>      The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>      Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

A 20,000-meter drilling campaign is currently in progress on the Company’s core land package, with the first 13,000 meters committed to infill drilling to define the maiden Mineral Resource estimate. On completion of the infill drilling the management team expects to move one or more of the six rigs to the newly acquired properties to test the high priority drill targets.